Diane J. Harrison, Esq.
6860 Gulfport Blvd. S. No. 162
S. Pasadena, FL 33707
Phone/Fax: (941) 761-3104
E-mail: HarrisonDJEsq@tampabay.rr.com

May 9, 2006

Mr. John D. Reynolds, Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street, NE
Washington D.C., 20549

Re: Ivecon, Inc.
First Amendment to Registration Statement on Form SB-2
File No. 333-133545
Filed: May 9, 2006

Dear Mr. Reynolds:

The table below contains Ivecon, Inc.’s (“the Company’s”) responses to the SEC’s Comment Letter dated April 28, 2006. On behalf of the Company, on May 9, 2006, I transmitted via EDGAR the Company’s First Amendment to Registration Statement on Form SB-2. Furthermore, to facilitate your review, the Company also transmitted via EDGAR a “.pdf” version of the “red-lined” document which clearly shows each and every change: deleted text (“blue strike-out text”), inserted text (“red text”), and moved text (“yellow”).

General

1. Revision made in accordance with your comment.  We have disclosed in the Offering section under Prospectus Summary and in the Resale Offering section under Plan of Distribution that each selling security holder is deemed to be an underwriter.  We have not made any disclosure in our SB-2 Registration Statement identifying our Primary Offering sales to be sold "at the market", only at fixed prices.  We have also identified in our resale Offering that the shares are to be sold at fixed prices.

2. We thank you for the referral to Rule 415 of the Securities Act of 1933. Upon review of this Rule we believe that we have correctly identified our offering. Rule 415(a)(4) of the Securities Act of 1933 states that “In the case of a registration statement pertaining to an at the market offering of equity securities by or on behalf of the registrant, the offering must come within paragraph (a)(1)(x) of this section. As used in this paragraph, the term “at the market offering” means an offering of equity securities into an existing trading market for outstanding shares of the same class at other than a fixed price”. We believe that our securities do not meet the definition “at the market offering” as we do not have an existing trading market for outstanding shares of the same class. Further, (a)(1)(x) of this section pertains to securities registered (or qualified to be registered) on form S-3 or F-3 which are to be offered and sold on an immediate, continuous or delayed basis by or on behalf of the registrant... We propound that our offering is covered by (a)(1)(ix) which states that “Securities the offering of which will be commenced promptly, will be made on a continuous basis and may continue for a period in excess of 30 days from the date of initial effectiveness;”. If we are not specifically covered by this section we will amend our registration according to your comment.

3. Revision made in accordance with your comment.  We incorrectly identified Mr. Solomon as being associated with Forward instead of MCG Diversified, Inc.  We have changed the footnote (1) as well as we added disclosure under the Directors, Executive Officers, Promoters and Control Persons section to make perfectly clear his positions and dates of the positions with MCG.

Should you have any questions or comments, please do not hesitate to e-mail me via <HarrisonDJEsq@tampabay.rr.com> or call me at (941) 761-3104.

Sincerely,
/s/ DIANE J. HARRISON
Diane J. Harrison, Esq.

Enclosures (4)
1. Ivecon, Inc. SB-2/A-1
2. Adobe Acrobat (.pdf) Ivecon, Inc. SB-2/A-3 Red-lined
3. Exhibit 5.1: Opinion Regarding Legality and Consent of Counsel: by Diane J. Harrison, Esq.
4. Exhibit 23.1: Consent of Experts and Counsel: Independent Auditor's Consent by Randall N. Drake, C.P.A.